                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           LIFECORE BIOMEDICAL, INC.
                           -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    532187101
                                    ---------
                                 (CUSIP Number)

                               Eric B. Jung, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (732) 524-1249

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 17, 1998
                               -----------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

      |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP No. 532187101                              Page  2    of  10      Pages
---------------------------------               -------------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Johnson & Johnson                                   22-1024240
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                          |_|
                                                                          (b)
                                                                          |_|

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF      7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                  8 SHARED VOTING POWER

                          752,525
                ---------------------------------------------------------------
                  9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          752,525
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           752,525
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
            ----
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------               -------------------------------
CUSIP No. 532187101                              Page   3   of  10       Pages
---------------------------------               -------------------------------


-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Johnson & Johnson Development Corporation           22-2007137
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                          |_|
                                                                          (b)
                                                                          |_|

-------------------------------------------------------------------------------
   3  SEC USE ONLY


-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          |_|
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
-------------------------------------------------------------------------------
   NUMBER OF      7 SOLE VOTING POWER
    SHARES
 BENEFICIALLY             -0-
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ---------------------------------------------------------------
                  8 SHARED VOTING POWER

                          752,525
                ---------------------------------------------------------------
                  9 SOLE DISPOSITIVE POWER

                          -0-
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                          752,525
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            752,525
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
            ----
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP 532187101                                  Page 4 of 10 Pages


Items 1-7 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 (the "Schedule 13D") of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Johnson & Johnson, a New Jersey corporation, and Johnson & Johnson Development Corporation, a New Jersey corporation, relating to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Lifecore Biomedical, Inc. (the "Company"), are hereby amended and restated as follows:

Item 1.     Security and Issuer:

            Common Stock, par value $.01 par value

            Lifecore Biomedical, Inc.
            3515 Lyman Boulevard
            Chaska, Minnesota 55318

Item 2.     Identity and Background:

            (a) Johnson & Johnson ("J&J") and Johnson & Johnson Development Corporation ("JJDC"), both New Jersey corporations.

            (b)   One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

            (c) The principal business of J&J is health care products. JJDC is a wholly-owned subsidiary of J&J engaged in the venture capital business.

                  The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of J&J and JJDC is set forth on Appendix A hereto.

          (d),(e) To the best of J&J's knowledge, neither J&J nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the best of JJDC's knowledge, neither JJDC nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP 532187101                                  Page 5 of 10 Pages


                  mandating activities subject to, Federal or State securities laws of finding any violation with respect to such laws.

            (f)   Not applicable.

Item 3.     Source and Amount of Funds or Other Consideration:

            On August 8, 1994, JJDC purchased from the Company 757,396 shares of Common Stock of the Company for an aggregate consideration of $4,000,000, of which $2,600,000 was paid in cash at the closing of the purchase and of which $1,400,000 was paid in cash previously deposited with the Company by Ethicon, Inc. ("Ethicon"), a wholly-owned subsidiary of J&J. Simultaneous with the closing of such purchase, Ethicon assigned to JJDC all of its right, title and interest to any of such Common Stock.

            On October 18, 1995, JJDC purchased from the Company 205,128 shares of Common Stock of the Company for $2,000,000.

            No funds were borrowed to finance either purchase described above.

            On November 15, 1996, JJDC sold 25,000 shares of Common Stock. On November 20, 1996, JJDC sold 15,000 shares of Common Stock. On August 15, 1997, JJDC sold 70,000 shares of Common Stock. On February 12, 1998, JJDC sold 5,000 shares of Common Stock. On February 17, 1998, JJDC sold 95,000 shares of Common Stock.

Item 4.     Purpose of Transaction:

            The shares of Common Stock were acquired from the Company for investment purposes. J&J and JJDC have no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (a) through (j) of this Item.

Item 5.     Interest in Securities of the Issuer:

            (a) As of February 26, 1998, J&J and JJDC each had beneficial ownership of an aggregate of 752,525 shares of Common Stock. Based upon the shares of Common Stock outstanding, as reported in the Company's Report on Form 10-Q for the quarter ended December 31, 1997, 752,525 constitute approximately 6.1% of the outstanding shares of the Company's Common Stock.

CUSIP 532187101                                  Page 6  of 10 Pages


            (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

            (c) Except as described in the response to Item 3 hereof, there were no transactions in the Common Stock of the Company effected by J&J or JJDC during the past sixty days.

                  To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.     Contracts, Arrangements, etc.:

            Not applicable.

Item 7.     Exhibits:

            Not applicable.

CUSIP 532187101                                  Page 7  of 10 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              JOHNSON & JOHNSON


Dated:  February 26, 1998     By /s/  P. S. Galloway
                                 ---------------------------
                                 Name:  Peter S. Galloway
                                 Title: Secretary

                              JOHNSON & JOHNSON DEVELOPMENT
                                    CORPORATION


Dated:  February 26, 1998     By /s/  P.S. Galloway
                                 ---------------------------
                                 Name:  Peter S. Galloway
                                 Title: Secretary

CUSIP 532187101                                  Page 8  of 10 Pages


                                   SCHEDULE A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

            The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

Name                           Business Address                   Citizenship     Principal Occupation
----                           ----------------                   -----------     --------------------
1.  Dr. Gerard N. Burrow (*)   Yale New Haven School              United States   Dean of the Yale University School of
                               333 Cedar Street                                   Medicine since 1992
                               New Haven, CT  06510

2.  Joan Ganz Cooney (*)       Children's Television Workshop     United States   Chairman, Children's Television Workshop
                               One Lincoln Plaza
                               New York, NY  10023

3.  James Cullen (*)           Bell Atlantic Corporation          United States   Vice Chairman of the Board, Bell Atlantic
                               1310 North Court House Road                        Corporation
                               Arlington, VA 22201

                               Johnson & Johnson
4.  Robert J. Darretta         One Johnson & Johnson Plaza        United States   Vice President, Finance and Member,
                               New Brunswick, NJ 08933                            Executive Committee of Johnson & Johnson

5.  Russell C. Deyo            Johnson & Johnson                  United States   Vice President, Administration, and
                               One Johnson & Johnson Plaza                        Member, Executive Committee of Johnson
                               New Brunswick, NJ 08933                            & Johnson

6.  Roger S. Fine              Johnson & Johnson                  United States   Vice President and General Counsel and
                               One Johnson & Johnson Plaza                        Member, Executive Committee of Johnson
                               New Brunswick, NJ 08933                            & Johnson

7.  Ronald G. Gelbman          Johnson & Johnson                  United States   Member, Executive Committee of Johnson
                               One Johnson & Johnson Plaza                        & Johnson
                               New Brunswick, NJ 08933

8.  Philip M. Hawley (*)       Philip M. Hawley                   United States   Former Chairman and Chief Executive
                               Suite 2280                                         Officer of Carter Hawley Hale Stores, Inc.
                               444 South Flower Street
                               Los Angeles, CA 90071-2900

9.  JoAnn H. Heisen            Johnson & Johnson                  United States   Corporate Vice President, Chief
                               One Johnson & Johnson Plaza                        Information Officer, and Member,
                               New Brunswick, NJ 08933                            Executive Committee of Johnson & Johnson

10.  Ann Dibble Jordan (*)     Johnson & Johnson                  United States   Director of various other corporations
                               One Johnson & Johnson Plaza
                               New Brunswick, NJ 08933

11.  Christian A. Koffmann     Johnson & Johnson                  France          Member, Executive Committee of Johnson
                               One Johnson & Johnson Plaza                        & Johnson
                               New Brunswick, NJ 08933

CUSIP 532187101                                  Page 9 of 10 Pages


Name                              Business Address                     Citizenship       Principal Occupation
----                              ----------------                     -----------       --------------------
12.  Arnold G. Langbo (*)         111 Capital Avenue, S.W.             Canada            Chairman of the Board and Chief Executive
                                  Battle Creek, MI  49015                                Officer of the Kellogg Company

13.  Ralph S. Larsen (*)          Johnson & Johnson                    United States     Chairman, Board of Directors, Chief
                                  One Johnson & Johnson Plaza                            Executive Officer and Chairman, Executive
                                  New Brunswick, NJ 08933                                Committee, of Johnson & Johnson

14.  James T. Lenehan             Johnson & Johnson                    United States     Member, Executive Committee of Johnson
                                  One Johnson & Johnson Plaza                            & Johnson
                                  New Brunswick, NJ 08933

15.  Dr. John S. Mayo (*)         AT&T Bell Laboratories, Inc.         United States     President, Emeritus, AT&T Bell
                                  600 Mountain Avenue                                    Laboratories, Inc.
                                  Murray Hill, NJ  07974

16.  Thomas S. Murphy (*)         Capital Cities/ABC, Inc.             United States     Former Chairman of the Board and Chief
                                  77 West 66th Street                                    Executive Officer of Capital Cities/ABC
                                  New York, NY 10023-6298

17.  Paul J. Rizzo (*)            IBM Corporation                      United States     Retired Vice Chairman of International
                                  Old Orchard Road                                       Business Machines Corporation
                                  Armonk, NY 10504

18.  Henry B. Schact (*)          Lucent Technologies                  United States     Chairman of the Board of Lucent
                                  600 Mountain Avenue                                    Technologies
                                  Murray Hill, N.J. 07974

19.  Maxine F. Singer, Ph.D.(*)   Carnegie Institution of Washington   United States     President of the Carnegie Institution of
                                  1530 P Street, N.W.                                    Washington
                                  Washington, D.C. 20005-1910

20.  Roger B. Smith (*)           Johnson & Johnson                    United States     Retired Chairman of General Motors
                                  One Johnson & Johnson Plaza                            Corporation, Member of the Business
                                  New Brunswick NJ 08933                                 Council and Trustee of the Alfred P. Sloan
                                                                                         Foundation

21.  Robert N. Wilson (*)         Johnson & Johnson                    United States     Vice Chairman, Board of Directors and
                                  One Johnson & Johnson Plaza                            Vice Chairman, Executive Committee of
                                  New Brunswick, NJ 08933                                Johnson & Johnson

CUSIP 532187101                                  Page 10 of 10 Pages


                  Board of Directors and Executive Officers of
                    Johnson & Johnson Development Corporation

            The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.

Name                          Business Address                    Citizenship       Principal Occupation
1.  Blair M. Flicker          Johnson & Johnson                   United States     Vice President of
                              One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                              New Brunswick, NJ  08933

2.  Peter S. Galloway (*)     Johnson & Johnson                   United States     Secretary and Associate General Counsel of
                              One Johnson & Johnson Plaza                           Johnson & Johnson; and Vice President and
                              New Brunswick, NJ  08933                              Secretary of Johnson & Johnson Development
                                                                                    Corporation

3.  Thomas M. Gorrie, Ph.D.   Johnson & Johnson                   United States     Vice President of
                              One Johnson & Johnson Plaza                           Johnson & Johnson Development
                              New Brunswick, NJ  08933                              Corporation

4.  Susan Lambert             Johnson & Johnson                   United            Vice President of
                              One Johnson & Johnson Plaza         Kingdom           Johnson & Johnson Development
                              New Brunswick, NJ 08933

5.  Alfred T. Mays            Johnson & Johnson                   United States     President, McNeil Specialty Products Company;
                              One Johnson & Johnson Plaza                           and Vice President of Johnson & Johnson
                              New Brunswick, NJ 08933                               Development Corporation


6.  Ting Pau Oei (*)          Johnson & Johnson                   United States     Vice President of
                              One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                              New Brunswick, NJ  08933

7.  James R. Utaski (*)       Johnson & Johnson                   United States     Corporate Vice President, Business Development
                              One Johnson & Johnson Plaza                           of Johnson & Johnson; President of Johnson
                              New Brunswick, NJ  08933                              & Johnson Development Corporation

8.  Dr. Brad Vale             Johnson & Johnson                   United States     Vice President of
                              One Johnson & Johnson Plaza                           Johnson & Johnson Development Corporation
                              New Brunswick, NJ  08933



